Exhibit 99.3

VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the three months period ended

March 31, 2016

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the three months periods ended March 31, 2016 and is as April 25, 2016. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2016 and our audited financial statements for the six months period (stub year) ended December 31, 2015 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the three months period ended March 31, 2016 and for the stub-year ended December 31, 2015 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

Management vision is to establish VANC Pharmaceuticals Inc. as an innovative generic pharmaceutical and over-the-counter (“OTC”) healthcare product company in Canada by expanding the portfolio of our generic pharmaceuticals and OTC health care products. Our primary mandate is to provide Canadians with high quality, yet affordable, generic pharmaceuticals and OTC healthcare products.

Vancpharm’s OTC products division is primarily engaged in the manufacture and sales of novel and proprietary, OTC healthcare products shown to deliver consistent and reliable results in the prevention and treatment of various chronic ailments and conditions.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

VANC Pharmaceuticals manufactures its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites are capable of manufacturing a wide range of generic pharmaceuticals and OTC healthcare products, under the VANCPHARM label.

Our leading, Health Canada-approved, OTC products are Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera) and Hema-fer™ (Premium natural iron supplement for iron deficiency and anemia). The iron supplement market in Canada is estimated to be $45 million per annum for iron alone and $74 million per annum for iron and other combinations, based on IMS 2015 data.

CORTIVERA™ AND CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form in order to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

HEMA-FER™

Hema-Fer™ (NPN: 80065873), a premium natural iron supplement. Hema-Fer™, a Made in Canada product, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies. Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

The Company has received Notice of Compliance (NOC) from Health Canada for 38 generic molecules. These 38 molecules will comprise of 87 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada.

The Company made significant progress and expects provincial approvals for all Company’s Formularies across Canada in the first half of 2016. The Company added sales force and expanded its sales and marketing efforts in Ontario, Alberta in addition to British Columbia during the first quarter of 2016.

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Omeperazole	20 MG DR Tab	Losec™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Bicalutamide	50 MG Tab	Casodex™

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

Molecule Name	Presentations	Brand Reference
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Pantoprazole	40 MG Tab	Pantoloc™
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Valacyclovir	500 MG Tab	Valtrex™

Future Product Pipeline

The Company is also looking to expand its product line with applications to Health Canada expected to be submitted during the first half of 2016.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

CORPORATE UPDATE

•

During the first quarter of 2016 the Company received an amount of $225,500 from warrants and options exercised.

•

The Company started listing multiple products in Provincial formularies of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

•

In March 2016 the Company launched Hema-Fer™ (NPN: 80065873), a premium natural iron supplement. Hema-Fer™, a Made in Canada product, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies.

RESULTS OF OPERATIONS – QUARTER ENDED MARCH 31, 2016

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2015
	$	$
Revenue
Sales	929,750	-
Marketing, promotional incentives	(458,852)
Net sales	470,898	-

Cost of Sales	268,550	-

Gross Profit	202,348	-

Expenses
Product registration and development	47,702	32,472
Selling and Marketing	141,696	-
General and administrative	208,944	170,654
	398,342	203,126
Other income (expense)
Share-based compensation	(516,062)	(258,098)
Other income	3,227	126

Net loss for the period	(708,829)	(461,098)

Revenue

The Company is continually improving the sales of its generic and OTC products. The gross revenue was in amount of $929,750 for three months ended March 31, 2016 (March 31, 2015: $nil). Net sales were in amount of $470,898 (March 31, 2015: $nil) after deducting the cost of customer marketing and promotional incentives of $458,852 (March 31, 2015: $nil). The cost of customer marketing and promotional incentives includes an accrued amount of $125,000 (March 31, 2015: $nil).

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

Manufacturing

The Company does not have any own manufacturing facilities and it currently relies, and expect to continue to rely, on third parties for the manufacture of products. The Company finalized the agreements for its 4 prospective OTC products to manufacture, package and delivering.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with the running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of product regulatory fees of $1,968 (March 31, 2015: $12,772) and regulatory personnel payroll of $45,734 (March 31, 2015: $19,700). The increase in salaries is due to the hiring of two full-time regulatory analysts to assist in product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

Sales and Marketing Expenses

Sales and marketing expenses in amount of $141,696 (March 31, 2015: $nil) consist of marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $40,386 (March 31, 2015: $nil), sales personnel payroll cost of $52,648 (March 31, 2015: $nil), sales force travel of $4,555 (March 31, 2015: $nil) and distribution cost of $44,107 (March 31, 2015: $nil). The distribution cost includes an accrued cost in amount of $25,000 (March 31, 2015: $nil).

The increase in salaries of sales personnel is due to the hiring to support the commercial activity. Subsequently to the reporting period, the Company hired additional sales personnel and expects an increase in expenses associated with sales and marketing activities.

General and administrative expenses

General and administrative expense of $208,944 for the quarter ended March 31, 2016 (March 31, 2015:  $170,654) consist of personnel-related costs, facility-related costs, professional fees for services, including legal, audit and accounting services mainly. Management and consulting fees of $62,000 (March 31, 2015: $75,863), payroll of $14,565 (March 31, 2015: $nil), investor relations of $22,500 (March 31, 2015: $15,000), filing and corporate fees of $15,298 (March 31, 2015: $20,210), office maintenance $24,390 (March 31, 2015: $16,309), office rent of $10,883 (March 31, 2015: $22,810), legal and audit fees off $ 33,709 (March 31, 2015, 2015: $1,250), travel cost of $10,423 (March 31, 2015: $7,180), insurance of $11,750 (March 31, 2015: $6,558), depreciation of $3,283 (March 31, 2015: $5,009), bank and credit card charges of $143 (March 31, 2015: $465). The level of general and administrative expenses did not fluctuate significantly in comparison to the previous year.

Share-based compensation

Share-based compensation for the three months ended March 31, 2016 was in amount of $516,062 (March 31, 2015: $258,098) and is a non-cash item that represents the allocation of the fair value of vested options over the vesting period.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the stub year ended December 31, 2015 and for the years ended June 30, 2015, 2014

	Six months ended December 31, 2015	Year ended June 30, 2015	Year ended June 30, 2014
	$	$	$
Statement of operations data:
Gross Revenue	561,344	5,713	-
Net Sales	150,754	5,713	-
Comprehensive Loss	1,190,414	2,200,648	733,946
Basic and Diluted Loss Per Share	(0.02)	(0.05)	(0.03)

Statement of financial position:
Total Assets	3,493,205	3,540,585	820,418
Total Current Liabilities	246,230	187,124	124,343
Promissory Notes	-	-	32,978

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the stub year ended December 31, 2015. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Mar 2016	Dec 2015	Sep 2015	Jun 2015	Mar 2015	Dec 2014	Sep 2014	Jun 2014
	$	$	$	$	$	$	$	$
Gross revenue	929,750	449,686	111,658	5,713	-	-	-	-
Net sales	470,898	47,663	103,121	5,713	-	-	-	-
Gross profit	202,348	34,876	51,588	3,222
Other operating expenses	395,115	398,312	248,165	310,890	203,000	162,959	133,733	187,085
Loss before non-cash expense	192,767	363,436	196,577	307,668	203,000	162,959	133,733	187,085
Impairment of intangible assets	-	-	-	476,000	-	-	-	-
Share-based compensation	516,062	278,317	352,084	384,539	258,098	248,700	23,875	49,555

Net Loss	708,829	641,753	548,661	1,168,207	461,098	411,659	157,608	236,640
Loss/Share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)
Total Assets	3,716,744	3,493,205	3,281,742	3,540,585	3,515,365	1,479,565	614,264	820,418

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

In June 2015 the Company wrote off its intangible assets, which triggered a significant increase in loss for the quarter ended June 2015.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but have not been able to generate positive cash flows from its operating activity yet. Management anticipate that an additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to the sustainable level.

Cash flows

Sources and Uses of Cash:

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Cash used in operating activities	(731,204)	(491,644)
Cash used in investing activities	(4,422)	-
Cash provided by financing activities	225,500	2,238,800

Cash and Cash Equivalents	1,625,786	2,476,988

The funds raised during the prior period have been partially used to build the level of stock to commence the commercial operations during calendar 2015 year.  The inventory balance as of March 31, 2016 was in amount of $1,191,795 (March 31, 2015: $nil), the trade receivable balance of $640,668 as at March 31, 2016 (March 31, 2015: $nil). The increase of cash used in the operating activity is the result of business growth and expanding of commercial activity.

Cash provided by financing activities during the recent quarter ended March 31, 2016 in amount of $225,500 is a result of exercising of options and warrants. The significant number of warrants (6,134,000) and options (1,275,000) was exercised during the comparable quarter of 2015.

Finding Requirements

Management devotes financial resources to Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-

the extent to which we will be commercially successful in launching our new OTC products;

-

the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at March 31, 2016 the Company had working capital of $3,239,224 (December 31, 2015: $3,207,630). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, will be sufficient to finance our working capital, operational needs for at least the next 12 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	60,055,225
Stock Options, exercisable	3,972,500
Stock Warrants, exercisable	3,905,000

COMMITMENTS AND AGREEMENTS

Purchase commitments

At the end of March 31, 2016 the Company had outstanding purchase orders for the total amount of $272,280.

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. Total future minimum lease payments under these contracts are as follows:

March 31, 2016
$
Within 1 year	34,763
2 years	37,354
3 years	14,671
86,788

Other commitments

The Company has entered into a half-yearly contract (renewable) for sourcing product production tie-ups from authorized manufacturing entities across India, which expires in April 2016. Total future minimum charges payable under this contract are $5,000.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our annual consolidated financial statements for the stub year ended December 31, 2015.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts and returns are made on a per sale basis.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. If VANC does not have sufficient capital to fund its operations, the Company may be required to reduce sales and marketing efforts or forego certain business opportunities.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. These licensing arrangements constitute more than 95% of the Company’s revenues for the year ended December 31, 2015. As a result, the ability of the Company to sustain operations is dependent on the continued operation of these manufacturers.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company is not exposed to significant interest rate risk.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Expenditures:
Management and consulting fees	62,000	75,863
Share-based payments	454,449	258,098
Rent	-	4,500

Rent expenses consist of fees paid to the former CEO.

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would requiring disclosure.

SUBSEQUENT EVENTS

There are no significant subsequent events.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decision-making regarding required disclosures. The Company’s CEO and CFO have concluded that information required to be disclosed in the Company’s consolidated financial statements and MD&A (the “filings”) have been disclosed and fairly presented in the filings and that processes are in place to provide them with sufficient knowledge to support such representation. However, a control system, no matter how well conceived, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

VANC Pharmaceuticals Inc. Management’s Discussion and Analysis as at April 25, 2016

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of VANC is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control –Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”). This evaluation was performed by the CEO and CFO of the Company. Based on this evaluation, CEO and CFO concluded that the ICFR were effectively designed as at December 31, 2015.

ICFR cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the Company’s financial reporting process safeguards to reduce, though not eliminate, this risk.

Officers and Directors Arun Nayyar, CEO, Director Eugene Beukman, CFO, Director and Secretary, Bob Rai, Non-Executive Director David Hall, Non-Executive Director	Contact VANC Pharmaceuticals Inc. Suite 1128 – 789 West Pender Street Vancouver, BC V6C 1H2 Tel: 604-687-2038 Fax: 604-687-3141